Exhibit 99.1

The following table sets forth transactions by Cascade Investment, L.L.C. in the Common Shares of Western Asset/Claymore Inflation-Linked Opportunities & Income Fund during the period December 11, 2014 through December 15, 2014.  All of the acquisitions were effected on the New York Stock Exchange through brokers.

Purchase Date	Quantity	Weighted-Average Price Paid Per Share ($)	Range of Price Paid Per Share ($)
12/11/2014	155,500	$11.5197	$11.4700 - $11.5200
12/12/2014	129,000	$11.4800	$11.4800 - $11.4800
12/15/2014	18,500	$11.4559	$11.4400 - $11.4600